THE ALGER FUND
                   AMENDED AND RESTATED PLAN OF DISTRIBUTION

     This Plan of Distribution (the "Plan") was adopted and subsequently amended and restated in accordance with Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"), by the Alger Fund, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (the "Fund").

          SECTION 1. REIMBURSEMENT OF EXPENSES

          The Fund will reimburse the distributor of its shares, Fred Alger & Company, Incorporated ("Alger"), for certain expenses incurred by Alger in connection with the offering and sale of Class B shares of beneficial interest of each of the fund's portfolios other than the Alger Money Market Portfolio (each a "Portfolio") and, collectively, the "Portfolios"). The Fund may reimburse Alger for distribution expenses at an annual rate not to exceed .75% of the average daily net assets represented by Class B shares of each of the Portfolios. Such reimbursements shall be made only out of the assets of a Portfolio allocable to its Class B shares. Any contingent deferred sales charges received by Alger with respect to Class B shares will also be used in defraying expenses related to the distribution of Class B shares of the Portfolios. Amounts so received will reduce the amount of total expenses for which reimbursement may be sought under the Plan. Distribution expenses incurred in a year in excess of contingent deferred sales charges received by Alger relating to redemptions of Class B shares of a Portfolio during that year and .75 percent of the Portfolio's average daily net assets represented by Class B shares may be carried forward and sought to be reimbursed in future years. Interest at the prevailing broker loan rate may be charged to the Portfolios on any expenses carried forward.

          SECTION 2. EXPENSES COVERED BY THE PLAN.

          The Fund may reimburse Alger under Section 1 of the Plan for any expenses primarily intended to result in the sale of the Portfolios' Class B shares, including, but not limited to: (a) costs relating to the formulation and implementation of marketing and promotional activities, including but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising, (b) compensation in the form of sales concessions and continuing compensation to securities dealers whose customers hold Class B shares of the Portfolio, (c) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective Class B shareholders of the Portfolios, (d) costs involved in preparing, printing and distributing sales literature pertaining to Class B shares of the Portfolios, (e) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities with respect to Class B shares, on behalf of the Portfolios that the Fund may, from time to time, deem advisable, and (f) costs related to an allocable portion of overhead and other Alger Inc. expenses relating to persons who are engaged in, or provide support services in connection with, the distribution of the Portfolios' Class B shares.

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          SECTION 3. APPROVAL BY SHAREHOLDERS.

          The Plan will not take effect with respect to a Portfolio, and no fee will be payable in accordance with Section 1 of the Plan, until the Plan has been approved by a vote of at least a majority of the outstanding Class B voting securities of the Portfolio. This Amendment and restatement of the Plan shall not require approval by shareholders of any Portfolio that previously approved the Plan prior to this amendment and restatement of the Plan.

          SECTION 4. APPROVAL BY TRUSTEES.

          Neither the Plan nor any related agreements will take effect until approved by a majority vote of both (a) the full Board of Trustees and the Fund and (b) those Trustees who are not interested persons of the Fund an who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

          SECTION 5. CONTINUANCE OF THE PLAN.

          The Plan will continue in effect for so long as its continuance is specifically approved at least annually by the Fund's Board of Trustees in the manner described in Section 4 above.

          SECTION 6. TERMINATION.

          The Plan may be terminated with respect to a Portfolio at any time by a majority vote of the Qualified Trustees or by vote of a majority of the outstanding Class B voting securities of the Portfolio.

          SECTION 7. AMENDMENTS.

          The Plan may not be amended so as to increase materially the amount of reimbursement described in Section 1 above, unless the amendment is approved by a vote of at least a majority of the outstanding Class B voting securities of the affected Portfolio. In addition, no material amendment to the Plan may be made unless approved by the fund's Board of Trustees in the manner described in Section 2 above.

          SECTION 8. SELECTION OF CERTAIN TRUSTEES.

          While the Plan is in effect, the selection and nomination of the Fund's Trustees who are not interested persons of the Fund will be committed to the discretion of the Trustees then in office who are not interested persons of the Fund.

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          SECTION 9. WRITTEN REPORTS.

          In each year during which the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by the Portfolios pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Trustees, and the Board will review, at least quarterly, written reports, complying with the requirements of the Rule, which set forth the amounts expended under the Plan and the purposes for which those expenditures were made.

          SECTION 10. PRESERVATION OF MATERIALS.

          The Fund will preserve copies of this Plan and any report made pursuant to Section 9 above for a period of not less than six years (the first two years in an easily accessible place) from the date of this Plan or such report.

          SECTION 11. MEANINGS OF CERTAIN TERMS.

          As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have meanings that those terms have under the Act and the thereunder subject to any exemption that may be granted to the Fund under the Act by the Securities and Exchange Commission.


          SECTION 12. FILING OF DECLARATION OF TRUST.

          The Fund represents that a copy of its Declaration of Trust dated as of March 20, 1986, as amended from time to time (the "Declaration of Trust"), is on file with the Secretary of the Commonwealth of Massachusetts and with the Boston City Clerk.

          SECTION 13. LIMITATION OF LIABILITY.

          No obligation of the Fund under this Plan will be binding upon any of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Fund, individually, but will bind only the assets and property of the fund, as provided in the Declaration of Trust. The execution of this Plan has been authorized by the Trustees of the fund, and signed by an authorized officer of the Fund, acting as such, and neither the authorization by the Trustees nor the execution by the officer will be deemed to have been made by any of them individually or to impose any liability on any of them personally, but will bind only the trust property of the Fund as provided in the Declaration of Trust. No Series of the Fund will be liable for any claims against any other Series.

          IN WITNESS WHEREOF, the Fund has executed the Plan as of December 31, 1996.

                                   THE ALGER FUND



                                   By:----------------------------
                                      Authorized Officer